SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

FRANCE TELECOM
(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-    )

Enclosure:	Press release dated December 11, 2002 announcing the successful launch by France Telecom of a EUR 2.5 billion 7-year bond issue

www.francetelecom.com

Press Release	Paris, December 11th 2002

France Telecom has successfully launched its EUR2.5 billion 7-year bond issue

This bond issue is the first step of the refinancing block of the « 15 + 15 + 15 » program

France Telecom has today announced the launch of its medium term bond issue. The issue size is EUR 2.5 billion with the following characteristics:

Currency	Maturity	Format	Amount	Coupon	Reoffer spread
EUR	7 years	Fixed rate	EUR 2.5 bn	7%	Euribor + 290bp

For France Telecom, the funding cost of this tranche shows a fixed rate at 7.165%

This issue is the first step of the EUR6 billion refinancing program announced for 2003. The objective of this bond issue is to refinance the existing debt. It is part of the three blocks of the “15 + 15 + 15” plan announced on December 5.

Press Contact :

Nilou du Castel
nilou.ducastel@francetelecom.com
+33 1 44 44 93 93

The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States, absent registration or an applicable exemption from the registration requirements of the Securities Act.

France Télécom Direction de la Communication Direction de I’information	6 Place d’Alleray 75505 Paris cedex 15	Téléphone : 01 44 44 22 22 Télécopie : 01 44 44 80 34

SA au capital de 4 098 463 604 - 380 129 866 RCS Paris

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 12, 2002	By:	/s/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France